Filed by Airborne, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Airborne, Inc.

Commission File No. 1-6512

This document is being filed pursuant to Rule 425 under the Securities Act of 1933 and is deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.

This filing relates to the proposed acquisition (the “Transaction”) by DHL Worldwide Express B.V. (“DHL”) of Airborne, Inc. (“Airborne”) pursuant to the terms of an Agreement and Plan of Merger, dated as of March 25, 2003 between DHL, Airborne and Atlantis Acquisition Corporation.

On March 25, 2003, we established a website, at www.dhlairborne.com, to provide information regarding the transaction and the parties thereto.

On April 29, 2003, we added the following employee communication information to Airborne’s intranet website:

Q & As for week of 4/28:

Q1. What will happen to ALS and Sky Courier?

A1. ALS will be acquired by DHL Worldwide Express, but will be staffed by ABX-contracted employees under the Hub Services Agreement. Sky Courier will be acquired by DHL Worldwide Express.

Q2. Are the regional truck hubs included as part of the merger?

A2. The regional truck hubs will be acquired by DHL Worldwide Express as part of the overall ground network, but will be staffed by ABX-contracted employees under the Hub Services Agreement.

Q3. Will medical benefits be suspended during the actual merger?

A3. Of course not. Medical benefits will not be suspended, nor is it likely that there will be any benefit changes immediately following the closing. DHL has a very competitive benefit package, similar to our own. Both DHL and Airborne commit significant resources to attract and retain the best employees. After the transaction, the company may choose to use a common administrator, but nobody is contemplating a reduction from the current benefit package. Employee benefits governed by a union contract will continue to be subject to collective bargaining agreements.

Q4. Will part-time employees continue to have paid benefits?

A4. We do not expect changes in benefit eligibility for part-time employees. Part-time employees will continue to receive benefits provided they meet minimum hours of work standards.

Q5. Will my Airborne Express (or subsidiary) years of service carry over for purposes of calculating benefit vesting and eligibility?

A5. Any years of service with Airborne Express or a subsidiary that are used to calculate benefit eligibility for an Airborne Express plan prior to the merger close date will be carried over for benefit vesting and eligibility calculations for DHL Worldwide Express plans after the merger is closed.

Q6. How many employees does DHL Worldwide Express have?

A6. DHL Worldwide Express currently has approximately 71,000 employees. Of that number, about 10,600 are employed in the U.S.

Q7. Does DHL Worldwide Express have stock and if so, can I purchase some?

A7. DHL Worldwide Express is a wholly owned subsidiary of Deutsche Post World Net. Deutsche Post World Net is a public company and is traded on a European stock exchange rather than a U.S. stock exchange. An investment counselor or stockbroker could give advice about how to purchase a foreign stock.

Forward-Looking Statements

Except for historical information, the matters discussed in this employee communication contain forward-looking statements that Airborne, Inc. and DHL intend to be covered by the safe harbor provisions for forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause the Companies’ actual results or performance to differ materially from the results discussed in the forward-looking statements. Specifically, there are a number of important factors that could cause actual results to differ materially from those anticipated by any forward-looking information, including, but are not limited to, gaining regulatory and shareholder approval to complete the transaction, the possibility that the transaction may not close or that the companies may be required to modify aspects of the transaction to achieve regulatory approval, domestic and international economic conditions, the impact of war and terrorism on the air package delivery business, the ability to mitigate rising fuel costs, competitive pressure, maintaining customer relationships, successful integration of the two companies, cost cutting initiatives, improving operating margins and productivity, realignment and overhead reduction efforts, changes in customers’ shipping patterns, the ability of the combined entity to expand into the small-business and consumer markets, the ability to make planned capital expenditures and other risks and uncertainties that are described in the reports that the Companies file with the Securities and Exchange Commission, including Airborne’s Annual Report on Form 10-K, as amended, for the fiscal year ended December 31, 2002. Additional risks include the ability of ABX Air, Inc. to successfully operate as an independent company, ABX Air, Inc.’s ability to gain additional business, to react to changes in economic conditions, risks associated with maintaining a fleet of aircraft and the trading liquidity of ABX Air, Inc.’s shares.

Additional Information and Where to Find It

Information contained in this employee communication is not a substitute for the proxy statement/prospectus that companies intend to file with the Securities and Exchange Commission in connection with the proposed transaction. SHAREHOLDERS AND INVESTORS ARE URGED TO READ THE PROXY STATEMENTS/PROSPECTUS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING DETAILED RISK FACTORS ABOUT THE PROPOSED TRANSACTION. The proxy statements/prospectus and other documents, which will be filed by Airborne with the Securities and Exchange Commission, will be available free of charge at the SEC’s website (www.sec.gov) or by directing a request when such a filing is made to Airborne, Inc. at 3101 Western Avenue, PO Box 662, Seattle, Washington 98111, Attn.: Chief Financial Officer, or by telephone at (800) 830-1592 or email at investor relations@airborne.com.

Airborne, DHL, their directors and certain of their executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Airborne and their ownership of Airborne stock is set forth in Airborne’s Annual Report on Form 10-K, as amended. Investors may obtain additional information regarding the interests of such participants by reading the proxy statements/prospectus when they become available.